Filed by FNB United Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-176357

Subject Company: FNB United Corp.

Commission File No.: 000-13823

On October 3, 2011, FNB United Corp. mailed the letter below to its shareholders regarding the proposed acquisition of Bank of Granite Corporation by FNB United Corp.

October 5, 2011

Dear Shareholder:

You should have recently received your proxy materials for the upcoming annual meeting of shareholders of FNB United Corp. As you know, FNB United and Bank of Granite Corporation have entered into a merger agreement that provides for the combination of the two companies. The merger is part of a proposed recapitalization of FNB United, which also includes issuing and selling $310 million of FNB United common stock to various private investors and issuing common stock to the U.S. Treasury in exchange for the preferred stock issued to the U.S. Treasury in 2009 under the Troubled Asset Relief Program.

Before we can complete the merger and recapitalization, FNB United shareholders must approve the issuance of the shares of FNB United common stock to the stockholders of Granite in the merger, the issuance of shares of FNB United common stock to the private investors, and the issuance of shares of FNB United common stock to the U.S. Treasury, as well as various other matters described in the joint proxy statement/prospectus. If you have not yet voted, we would ask that you do so at your earliest convenience.

The easiest way for you to vote and ensure that your vote is counted is to submit a proxy before the FNB United annual meeting of shareholders. You may submit a proxy by using the toll-free number shown on your proxy voting form, visiting the website shown on your proxy voting form or completing and returning your proxy voting form in the postage-paid envelope that was included with your proxy materials. While you are encouraged to vote in advance, you may also vote at the annual meeting, which will be held at Pinewood Country Club, 247 Pinewood Road, Asheboro, North Carolina, at 9:30 a.m., local time, on October 19, 2011.

If you have any questions about the merger, the recapitalization or any of the proposals to be considered at the FNB United annual meeting of shareholders, need assistance in submitting your proxy or voting your shares or need additional copies of the joint proxy statement/prospectus or proxy voting form, you should contact Phoenix Advisory Partners, FNB United’s proxy solicitor, at 1-866-304-2061. Please vote today!

Very truly yours,

James M. Campbell, Jr.

Chairman of the Board

Additional Information and Where to Find It

FNB United has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a joint proxy statement/prospectus, in connection with the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus, which has been sent or given to the shareholders of FNB United, contains important information. Before making any voting decision, FNB United’s shareholders are urged to read the joint proxy statement/prospectus carefully and in its entirety because it contains important information about the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by FNB United with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, shareholders will be able to obtain free copies of the joint proxy statement/prospectus by contacting Phoenix Advisory Partners, FNB United’s proxy solicitor, at 110 Wall Street, 27th Floor, New York, NY 10005; telephone number (866) 304-2061 (for shareholders) or (212) 493-3910 (for banks and brokers).